

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2015

Edmar Prado Lopes Neto
Gol Intelligent Airlines Inc.
Praça Comandante Linneu Gomes, S/N Portaria 3,
Jardim Aeroporto
04626-020 São Paulo, São Paulo
Federative Republic of Brazil

     Re: Gol Intelligent Airlines, Inc.
              Form 20-F for the Year Ended December 31, 2014
              Filed April 30, 2015
              File No. 001-32221

Dear Edmar Prado Lopes Neto:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments

Form 20-F for the Year Ended December 31, 2014

Operating and Financial Review and Prospects

Results of Operations

Year 2014 Compared to Year 2013

Operating Expenses, page 54

1.   We note that your current discussion of changes in expenses for the various periods presented in your financial statements includes a discussion of the factors responsible for the changes in the various categories of expenses but does not provide adequate quantification as to how each factor impacted your results of operations for the periods presented. For example, we note from page 56 that depreciation decreased due to a lower number of engines capitalized and the expiration of the depreciation period of existing

engines; however you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context. Where multiple factors impact a line item in your financial statements, please revise to quantify, where practical, how each factor impacted your reported results of operations for the periods presented.

Financial Statements

Notes to Consolidated Financial Statements

8. Deferred and recoverable taxes, page F-27

2. We note from page F-28 that your forecast for GLAI shows you will have taxable profits over the long-term and will therefore utilize the deferred tax assets associated with net operating loss carryforwards. Given your recent history of losses, please provide us with your analysis as to why you believe recognition of such deferred tax assets continues to be appropriate under IAS 12, paragraphs 35 through 37. Your response should clearly explain your net operating loss carryforwards for each entity (GLAI, VRG, and Webjet) and your analysis of the realization for each. We may have further comment upon receipt of your response.

15. Property, Plant and Equipment, page F-37

3. We note from your disclosure in Note 15 that in 2014 there were $482,911 additions to "Advances for acquisition of property, plant and equipment" and $494,477 of disposals. We also note from your statement of cash flows that you present these amounts net in the investing activities section. Please explain to us the nature of these addition and disposal transactions and tell us why you believe it is appropriate to present the net amounts on the statement of cash flows. See guidance in paragraphs 22-24 of IAS 7. Also, please tell us why there is no amount related to advances for property, plant and equipment acquisition reflected on the statement of cash flows for the year ended December 31, 2013.

16. Intangible assets, page F-38

4. We note that your disclosure in Note 16 indicates that at December 31, 2014, consolidated goodwill and airport operating rights, an indefinite lived intangible, were $557,485 and $1,038,000, respectively. Please revise your notes to the financial statements to include all the required disclosures set forth in paragraph 134 of IAS 36, including the amount of goodwill and intangible assets with indefinite lives allocated to each cash-generating unit.

5. We note from page F-16 that you perform your goodwill impairment analysis annually and that you have not recorded any goodwill impairment to date. We further note from page 12 your financial condition has been materially weakened by significant losses in each of the last four years. In addition, your disclosure on page 16 indicates that you

have also had recent declines in your market capitalization giving rise to volatility in the trading prices of your shares and ADS'. Given these factors, please tell us and revise your critical accounting policies disclosures to indicate when you conducted your most recent impairment analysis with respect to your goodwill and other indefinite lived intangible assets and the results of such analysis pursuant to the guidance in IAS 36. Include in your response, any impairment analysis performed subsequent to December 31, 2014. Also, to the extent that any of your cash-generating units were at risk of having its value in use, or fair value less costs to sell, being less than its carrying value at the date of your most recent impairment analysis, please expand MD&A to discuss the following:

- Percentage by which fair value/value in use exceeded the carrying value of the cash-generating unit as of the date of the most recent impairment test.

- The amount of goodwill allocated to the cash-generating unit.

- A description of the methods and key assumptions used in your most recent goodwill impairment analysis, including a discussion of how the key assumptions were determined.

- A discussion regarding the degree of uncertainty associated with the key assumptions used in the impairment analysis.

- A description of potential events and or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that any of your cash-generating units were at risk, please specifically state this in your response and in your revised disclosures and provide us with your analysis which supports the basis for your conclusions. Please note that a reporting unit may be at risk of failing step one of the impairment test if it had a fair value that is not substantially in excess of carrying value as of the date of the last impairment test. We may have further comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief